April 29, 2020
VIA EDGAR
Kimberly A. Browning, Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    CIM Real Assets & Credit Fund
Registration Statement on Form N-2
(File Nos. 333-229782 and 811-23425)
Dear Ms. Browning:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ALPS Distributors, Inc., the principal underwriter in connection with the proposed offering of the shares of beneficial interest of CIM Real Assets & Credit Fund, hereby respectfully requests that the above-captioned Registration Statement, including all amendments thereto, to be ordered effective on April 30, 2020 at 12:00 pm, or as soon thereafter as practicable.

By: /s/ Bradley J. Swenson
Bradley J. Swenson
President, Director & Chief Operating Officer